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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 8)
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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                  Common Stock              Class B Common Stock
                  $1.00 Par Value           $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  December 12, 2002
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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



                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.11% of Common Stock
                   49.76% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------


---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  27-0001469
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.11% of Common Stock
                   49.76% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

     This Amendment No. 8 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002, Amendment No. 3 dated March 8, 2002, Amendment No. 4 dated March 28, 2002,Amendment No. 5 dated April 3, 2002, Amendment No. 6 dated November 13, 2002 and Amendment No. 7 dated December 10, 2002 (as amended, the "Schedule 13D"). The amended Schedule 13D is filed to report that Eldorado Equity Holdings, Inc., Level 3 Communications, Inc., the Company (as defined in the Schedule 13D) and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as representatives of the several underwriters entered into an underwriting agreement with respect to the sale by Eldorado Equity Holdings, Inc. of 4,741,326 shares of Common Stock (as defined in the Schedule
13D). The offering relates to all of the Common Stock held by Eldorado, but none of the shares of Class B Common Stock (as defined in the Schedule 13D) held by Eldorado.

     Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The third paragraph of Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

     On December 10, 2002, the Company announced that Eldorado had commenced an underwritten offering of 4,741,326 shares of Common Stock pursuant to the Shelf Registration Statement. The offering, which relates to all of the Common Stock held by Eldorado, but none of the shares of Class B Common Stock held by Eldorado, is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company. On December 12, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as representatives of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which Eldorado has agreed to sell 4,741,326 shares of Common Stock to the underwriters. Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $35.00 per share, and Eldorado will receive proceeds (before expenses payable by Eldorado) from the sale of the Common Stock in the pubic offering of $33.60 per share.

Item 5.  Interest in Securities of the Company.

Items 5 (a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

(a) and (b) Eldorado holds 4,741,326 shares of Common Stock, representing approximately 22.11% of the outstanding Common Stock, and Eldorado holds 1,017,061 shares of Class B Common Stock representing approximately 49.76% of the outstanding Class B Common Stock (together, the "Company Shares") based on the number of shares reported as outstanding by the Company as of September 30, 2002 in the Company's quarterly report on Form 10-Q for the three months ended September 30, 2002. Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares. Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its indirect ownership of Eldorado, LTC may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

James Q. Crowe is the beneficial owner of 21,629 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./1/ Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.
_______________

     (1) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after December 10, 2002. None of these options has been exercised.

Richard R. Jaros is the beneficial owner of 9,886 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./2/ Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Walter Scott, Jr. is the beneficial owner of 115,062 shares of Common Stock directly by him, representing approximately .54% of the outstanding Common Stock./3/ Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held are based on the number of shares reported outstanding by the Company as of September 30, 2002 in the Company's quarterly report on Form 10-Q for the three months ended September 30, 2002.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) On November 12, 2002, the Company filed a registration statement on Form S-3 (Registration File No. 333-101127) with respect to the sale by Eldorado, from time to time, of up to 4,741,326 shares of Common Stock as a result of the exercise of certain demand registration rights described below. The filing of the registration statement and the execution of the Underwriting Agreement are consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

On December 10, 2002, the Company announced that Eldorado had commenced an underwritten offering of 4,741,326 shares of Common Stock pursuant to the Shelf Registration Statement. On December 12, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as representatives of the several underwriters, entered into the Underwriting Agreement pursuant to which Eldorado has agreed to sell 4,741,326 shares of Common Stock to the underwriters. Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $35.00 per share, and Eldorado will receive proceeds (before expenses payable by Eldorado) from the sale of the Common Stock in the pubic offering of $33.60 per share.

Except as otherwise set forth above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended by adding the following:

On December 12, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as representatives of the several underwriters, entered into the Underwriting Agreement, pursuant to which Eldorado has agreed to sell 4,741,326 shares of Common Stock to the underwriters.

_______________

     (2) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after December 10, 2002. None of these options has been exercised.

     (3) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after December 10, 2002. None of these options has been exercised.

          Item 7. Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is amended by adding the following:

          10.5 Underwriting Agreement, dated December 12, 2002, by and among Eldorado Equity Holdings, Inc., Level 3 Communications, Inc., Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as the representatives of the several underwriters named in Schedule I thereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2002

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President